08030700

SEC Mail Processing Section
AUG 13 2008
Washington, DC 105

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2007 (MM/DD/YY) AND ENDING 06/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.G. LONG & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 W.FRONT STREET SUITE 302
(No. and Street)

MISSOULA	MONTANA	59802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT G. LONG (406)721-0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDERSON ZURMUEHLEN & COMPANY., P.C.
(Name – *if individual, state last, first, middle name*)

1821 SOUTH AVENUE WEST 5TH FLOOR	MISSOULA	MONTANA	59806-2386
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT G. LONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.G. LONG & COMPANY, as of JUNE 30, 2008, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHAIRMAN OF THE BOARD / CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF MONTANA
COUNTY OF MISSOULA

SIGNED AND SWORN (OR AFFIRMED) BEFORE ME ON Aug. 5, 2008

BY SCOTT G. LONG.

Kim J. Smith
Notary Public
Residing at Missoula, Mt

My Commission Expires: Aug. 16, 2010

S.G. LONG & COMPANY

(A Wholly Owned Subsidiary of
S.G. Long Financial Service Corp.)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

June 30, 2008

(With Independent Auditors' Report Thereon)

CONTENTS

& COMPANY

1821 SOUTH AVENUE WEST, 5TH FLOOR
P.O. BOX 2368 • MISSOULA, MONTANA 59806-2368
406•721•7800 FAX 406•721•4155

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
S.G. Long & Company
Missoula, Montana

We have audited the accompanying statement of financial condition of S.G. Long & Company (a wholly owned subsidiary of S.G. Long Financial Service Corp.) as of June 30, 2008, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.G. Long & Company at June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson ZurMuehlen & Co., P.C.

Missoula, Montana
July 30, 2008

FINANCIAL STATEMENTS

S.G. LONG & COMPANY
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2008

Revenues	
Commissions and trails	$ 270,825
Managed accounts fees	132,405
Outside fees	275,973
	679,203
Expenses	
Commissions and trails payouts	81,468
Managed and outside fees payouts	233,521
Broker expenses and charges	72,434
Executive salaries	21,000
Office salaries	87,216
Rent	71,964
Depreciation	8,448
Advertising	4,275
Taxes and licenses	14,022
Professional fees	23,008
Legal	86,331
Cleaning	2,460
Dues and subscriptions	4,067
Office supplies and postage	15,489
Computer and stock quotes	16,089
Miscellaneous	8,300
Insurance	17,247
Travel and entertainment	6,973
Employee benefits	5,119
Contributions	2,910
Training	4,009
Telephone	10,693
Utilities	7,776
Payroll taxes	25,709
Retirement plan	12,830
	843,358
Loss from operations	(164,155)
Other Income	
Administrative services - affiliate	71,871
Rebates	31,756
Rent	4,875
Investment income	4,099
Other	35,144
	147,745
Loss before income taxes	(16,410)
Income Tax Expense - Current	(50)
Net loss	$ (16,460)

The Notes to Financial Statements are an integral part of this statement.

S.G. LONG & COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (16,460)
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation	8,448
Loss on disposition of equipment	849
Changes in operating assets and liabilities:	
Receivables	(12,353)
Prepaid expenses	(3,226)
Accounts payable and accrued expenses	16,397
Total adjustments	10,115
Net cash used in operating activities	(6,345)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(7,778)
Cash paid for deposit	(351)
Net cash used in investing activities	(8,129)
Net decrease in cash and cash equivalents	(14,474)
Cash and Cash Equivalents	
Beginning of year	60,212
End of year	$ 45,738

The Notes to Financial Statements are an integral part of this statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs:
The Company expenses the costs of advertising as incurred. Total advertising expense was $4,275 for the year ended June 30, 2008.

Income Taxes:
Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income taxes effects reflect application of current guidance under generally accepted accounting standards and tax regulations to Company balances. The Company files a consolidated return with its parent corporation, S.G. Long Financial Service Corp., and the parent corporation will allocate tax effects to the Company based on the Company's financial statement estimates.

Deposits:
The Company maintains a clearing account deposit with RBC Correspondent Services, a division of RBC Capital Markets in accordance with certain agreements.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

NOTE 2. CASH AND CASH EQUIVALENTS

At June 30, 2008, the Company's cash and cash equivalents consisted of:

Bank accounts	$ 21,011
Petty cash	200
Money market accounts	24,527
	$ 45,738

NOTE 5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

In 2006, a minority shareholder and former employee exercised his dissenter's rights under Montana law in connection with his shareholder vote against a reorganization plan involving an exchange of Company shares for shares of the parent holding company, S.G. Long Financial Service Corp. In 2006, the Company repurchased the shareholder's 11,000 common shares for $58,300 based on the book value of the Company on the date of the reorganization, under the terms of the shareholder agreement. The shareholder claims $665,842 plus interest for the fair value of his common stock, in excess of the $58,300 previously paid. The same shareholder/employee has also filed an additional claim for $1.4 million for an alleged breach of employment contract or oral promise in conjunction with his initial employment in June 2002. In addition, the former shareholder has filed a similar lawsuit against the majority shareholder and the Company may be required to indemnify the majority shareholder for legal fees related to the matter. A trial date has been set for September 2008. The Company believes that these claims are defensible and without merit, and is defending the claims vigorously. An estimate of potential loss, if any, is not possible.

NOTE 6. INCOME TAXES

The Company has deferred income tax assets of $11,000 that relate primarily to net operating loss carry forward amounts totaling approximately $50,000, which expire in 2027 through 2028. Since the Company's taxable income is reported in the consolidated tax return of its parent, S.G. Long Financial Service Corp., the realization of the deferred income tax assets depends on consolidated taxable income in future periods. A 100% valuation allowance has been established since consolidated taxable income in future periods is not reasonably assured, and accordingly the deferred income taxes are not reported on the Company's statement of financial condition.

NOTE 7. RETIREMENT PLAN

The Company sponsors a 401(k) plan covering employees over the age of eighteen years with a minimum of one year of service, as defined in the plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the plan. Such Company discretionary contributions vest ratably over six years. In 2008, there were no profit sharing or additional matching contributions. The Company's safe-harbor matching contributions to the plan totaled $12,830 in 2008.

SUPPLEMENTARY INFORMATION

Reconciliations With Company's Computations

Stockholders' Equity

Stockholders' Equity - as Reported in FOCUS Report	$ 118,330
Adjustments - None to Report	
Stockholders' Equity - Per Audited Financial Statements	$ 118,330

Net Capital

Net Capital - as Reported in FOCUS Report	$ 71,001
Adjustments - None to Report	
Net Capital - Per Audited Financial Statements	$ 71,001

& COMPANY

1821 SOUTH AVENUE WEST, 5TH FLOOR
P.O. BOX 2368 • MISSOULA, MONTANA 59806-2368
406•721•7800 FAX 406•721•4155

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholders
S.G. Long & Company
Missoula, Montana

We have audited the financial statements of S.G. Long and Company as of and for the year ended June 30, 2008, and have issued our report thereon dated July 30, 2008. We conducted our audit in accordance with auditing standards generally accepted in the United States of America

In planning and performing our audit of the financial statements of S.G. Long & Company for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding activities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anderson ZurMuehlen & Co., P.C.

Missoula, Montana
July 30, 2008

END